UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CESCA THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	000-16375	94-3018487
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2711 Citrus Road

Rancho Cordova, California 95742

(Address and telephone number of principal executive offices) (Zip Code)

Vivian Liu	(916) 858-5100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Cesca Therapeutics Inc. evaluated its current product lines and determined that certain products we manufactured or contracted to manufacture contained tin, tungsten, tantalum and/or gold (the “Conflict Minerals”) and that these Conflict Minerals were necessary to the functionality or production of those products. As a result, we conducted a reasonable country of origin inquiry (RCOI) to determine whether any of the Conflict Minerals contained in our products originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) or were from recycled or scrap sources.

Based on the surveys and due diligence to date, the Company has determined its products manufactured over the prior calendar year to be DRC Conflict Undeterminable.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.cescatherapeutics.com/conflict-minerals-report/.

Item 1.02 Exhibit

As specified in Section 2, item 2.01 of the Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cesca Therapeutics Inc.,
a Delaware Corporation

Dated: May 31, 2017	/s/ Vivian Liu
Vivian Liu Chief Operating Officer